UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 26, 2010

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction
of incorporation)

1-768	37-0602744
(Commission File Number)	(IRS Employer Identification No.)

100 NE Adams Street, Peoria, Illinois	61629
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (309) 675-1000

Former name or former address, if changed since last report: N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 230.425)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

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Item 7.01. Regulation FD Disclosure.

Caterpillar Inc. ("Caterpillar") is furnishing supplemental information concerning deliveries to users for its Machinery and Engines lines of business. Caterpillar sells the majority of its machinery and engines to independently owned and operated dealers and Original Equipment Manufacturers ("OEMs") to meet the demands of their customers, the end users. Due to time delays between Caterpillar's sales to dealers and dealers' deliveries to end users, Caterpillar believes this information may help readers better understand Caterpillar's business and the industries it serves. This information is based on unaudited reports provided by Caterpillar's independent dealers and is not subject to Caterpillar's internal controls over financial reporting. This information is furnished under this Report with the Securities and Exchange Commission. All information provided is calculated in constant dollars. Caterpillar does not undertake to update this information.

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Caterpillar Inc.
Past 3 Months Dealer Statistics

Retail Sales of Machines by marketing region for the 3-month rolling period compared with the same months of the prior year are:

	Mar.10	Feb.10	Jan.10
Asia/Pacific	UP 11%	DOWN 2%	UP 1%
EAME*	DOWN 18%	DOWN 22%	DOWN 35%
Latin America	DOWN 15%	DOWN 20%	DOWN 15%
ROW*	DOWN 7%	DOWN 15%	DOWN 19%
North America	DOWN 21%	DOWN 30%	DOWN 40%
World	DOWN 11%	DOWN 20%	DOWN 27%

*EAME (Europe, Africa and Middle East)
*ROW (rest of the world - everything except North America)

Sales of Reciprocating & Turbine Engines to Retail Users & OEMs by business sector for the 3-month rolling period compared with the same months of the prior year are:

	Mar.10	Feb.10	Jan.10
Electric Power	DOWN 28%	DOWN 26%	DOWN 27%
Industrial	DOWN 1%	DOWN 15%	DOWN 22%
Marine	DOWN 22%	DOWN 23%	DOWN 18%
Petroleum	DOWN 44%	DOWN 47%	DOWN 46%
Total	DOWN 30%	DOWN 33%	DOWN 33%

About Caterpillar Inc.
For more than 85 years, Caterpillar Inc. has been making progress possible and driving positive and sustainable change on every continent. With 2009 sales and revenues of $32.396 billion, Caterpillar is the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines and industrial gas turbines. The company also is a leading services provider through Caterpillar Financial Services, Caterpillar Remanufacturing Services, Caterpillar Logistics Services and Progress Rail Services. More information is available at: http://www.cat.com.

<u>Forward-Looking Statements</u>
Certain statements in this filing relate to future events and expectations and, as such, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to known and unknown factors that may cause actual results of Caterpillar Inc. to be different from those expressed or implied in the forward-looking statements. Words such as "believe," "estimate," "will be," "will," "would," "expect," "anticipate," "plan," "project," "intend," "could," "should" or other similar words or expressions often identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding our outlook, projections, forecasts or trend descriptions. These statements do not guarantee future performance, and Caterpillar does not undertake to update its forward-looking statements.

It is important to note that actual results of the company may differ materially from those described or implied in such forward-looking statements based on a number of factors, including, but not limited to: (i) economic volatility in the global economy generally and in capital and credit markets; (ii) Caterpillar's ability to generate cash from operations, secure external funding for operations and manage liquidity needs; (iii) adverse changes in the economic conditions of the industries or markets Caterpillar serves; (iv) government regulations or policies, including those affecting interest rates, liquidity, access to capital and government spending on infrastructure development; (v) commodity price increases and/or limited availability of raw materials and component products, including steel; (vi) compliance costs associated with environmental laws and regulations; (vii) Caterpillar's and Cat Financial's ability to maintain their respective credit ratings, material increases in either company's cost of borrowing or an inability of either company to access capital markets; (viii) financial condition and credit worthiness of Cat Financial's customers; (ix) material adverse changes in our customers' access to liquidity and capital; (x) market acceptance of Caterpillar's products and services; (xi) effects of changes in the competitive environment, which may include decreased market share, lack of acceptance of price increases, and/or negative changes to our geographic and product mix of sales; (xii) Caterpillar's ability to successfully implement Caterpillar Production System or other productivity initiatives; (xiii) international trade and investment policies, such as import quotas, capital controls or tariffs; (xiv) failure of Caterpillar or Cat Financial to comply with financial covenants in their respective credit facilities; (xv) adverse changes in sourcing practices for our dealers or original equipment manufacturers; (xvi) additional tax expense or exposure; (xvii) political and economic risks associated with our global operations, including changes in laws, regulations or government policies, currency restrictions, restrictions on repatriation of earnings, burdensome tariffs or quotas, national and international conflict, including terrorist acts and political and economic instability or civil unrest in the countries in which Caterpillar operates; (xviii) currency fluctuations, particularly increases and decreases in the U.S. dollar against other currencies; (xix) increased payment obligations under our pension plans; (xx) inability to successfully integrate and realize expected benefits from acquisitions; (xxi) significant legal proceedings, claims, lawsuits or investigations; (xxii) potential imposition of significant costs due to the enactment of healthcare reform legislation; (xxiii) changes in accounting standards or adoption of new accounting standards; (xxiv) adverse effects of natural disasters; and (xxv) other factors described in more detail in "Item 1A – Risk Factors" in Part I of our Form 10-K filed with the SEC on February 19, 2010 for the year ended December 31, 2009. This filing is available on our website at www.cat.com/sec_filings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

April 26, 2010

By: _/s/James B. Buda_

James B. Buda
Vice President, General Counsel and Secretary